[LETTERHEAD OF KRAMER LEVIN NAFTALIS & FRANKEL LLP]

December 13, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0303

Attn: Michael Pressman, Special Counsel

Re:	Net2Phone, Inc. Schedule TO-T/13E-3 filed November 10, 2005, as amended Filed by IDT Corporation and NTOP Acquisition, Inc. (File No. 5-56655)

Ladies and Gentlemen:

On behalf of IDT Corporation, a Delaware corporation (“IDT”), and NTOP Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of IDT (“NTOP Acquisition” and, together with IDT, collectively, the “Company”), we provide the Company’s responses to the letter dated December 5, 2005 setting forth the comments of the staff of the Securities and Exchange Commission relating to the filing referenced above.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the filing described below are reflected in an amendment to the Schedule TO-T/13E-3 (as amended, including all exhibits thereto, the “Schedule TO”) being filed simultaneously with this letter, a courtesy copy of which is being delivered to the Staff.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO.

Schedule TO/13E-3

1.	We note your response to prior comment one. Please provide a similar analysis based on your response to the comments in this letter.

The Company has filed Amendment No. 3 to the Schedule TO, including an amended Offer to Purchase filed as Exhibit (a)(1)(i) thereto, in response to the staff’s comment letter, and also to reflect an increase in the Offer Price and the tentative settlement of the

Securities and Exchange Commission

December 13, 2005

litigation relating to the Offer. The Company has also issued a press release, filed as Exhibit (a)(1)(xi) to Amendment No. 3 which discloses that:

•	the Offer Price has been increased;

•	that an agreement in principle has been reached to settle the Offer litigation;

•	the Expiration Date has been extended for ten (10) business days; and

•	Howard S. Jonas, Chairman of the Board of IDT, and James A. Courter, Chief Executive Officer and a director of IDT, may be deemed to be participants in the transaction pursuant to Rule 13e-3 because they are members of the Net2Phone Board. These individuals, along with IDT and NTOP Acquisition, reasonably believe that the transaction is fair to the unaffiliated Net2Phone stockholders.

We respectfully submit that, by issuing the Press Release, the Company has “promptly disseminate[d] disclosure of material changes to the information required by paragraph (d) of [Rule 13e-3] in a manner reasonably calculated to inform security holders,” as required by Rules 13e-3(f)(1)(iii), 13e-3(f)(2) and 13e-4(e)(3), and therefore no additional dissemination of such changes is required. Also, as a result of the increase in the Offer Price, the Company has extended the Offer for an additional ten (10) business days. We refer the Staff to Rules 14e-1(b) and 13e-4(e)(3). We respectfully submit that no additional extension of the Offer is required pursuant to Rules 14e-1(b), 13e-4(e)(3) or otherwise. While the Company has provided additional disclosure in response to the staff’s comments, IDT continues to believe that none of these changes materially alters the relevant information presented in the Offer to Purchase circulated to the unaffiliated Net2Phone stockholders on November 10, 2005 in such a way that would warrant an extension of the Offer beyond such ten (10)-business day period.

2.	The staff believes that each board member or executive officer of Net2Phone is an affiliate of Net2Phone for purposes of Rule 13e-3. For each affiliate of Net2Phone that serves on the board of, is employed by, or has some other current relationship with IDT, please provide us with a detailed legal analysis supporting your position that such persons are not “engaged” in the transactions. The analysis provided in response to prior comment three was insufficient. In the alternative, please identify them as filing persons.

Messrs. Jonas and Courter

In response to this comment, Howard S. Jonas and James A. Courter have been identified affiliates of Net2Phone for purposes of Rule 13e-3. The disclosure in the Offer to

Securities and Exchange Commission

December 13, 2005

Purchase has been revised accordingly. See, for example, pages ii and v to vi and the disclosure under the caption “Section 3. Position of IDT, NTOP Acquisition and the Individual 13e-3 Affiliates Regarding the Fairness of the Offer and the Merger” beginning on page 14 of the Offer to Purchase.

Other Members of the Net2Phone Board and Net2Phone Management

Stephen M. Greenberg is the only other member of the Net2Phone Board or Net2Phone management who has a current relationship with IDT. We respectfully submit that Mr. Greenberg is not an affiliate engaged in this Rule 13e-3 transaction. Specifically:

•	Mr. Greenberg is a consultant (and not a director, officer or employee) of IDT in matters unrelated to the Offer and the Merger;

•	Mr. Greenberg was not “engaged in the transaction” as a consultant (or otherwise as a representative) of IDT in connection with the transaction;

•	The only capacity in which Mr. Greenberg functioned in the transaction was on the Net2Phone side, as the Chairman of the Net2Phone Board; and

•	As noted in our prior letter, IDT has had no discussions with any directors or officers of Net2Phone concerning their employment following consummation of the Offer and the Merger, and none will own shares in the company which survives the Merger; this applies to Mr. Greenberg as well.

More generally, it would be anomalous to include Mr. Greenberg as a Rule 13e-3 transaction participant, when he has had nothing to do with the Offer or the Merger on the IDT side.

Introduction

3.	We note your response to prior comment 9. Please delete the statement “and is qualified in its entirety by reference thereto.”

The disclosure has been revised in response to this comment. See page 2 of the Offer to Purchase.

Position of IDT Regarding the Fairness of the Offer and the Merger

4.

We note your response to prior comments 13 and 14. You indicate that IDT will only waive the 90% condition if IDT “believes” the merger will be approved. IDT’s belief as to the approval of the merger is irrelevant. There does not appear to be a legal requirement that IDT proceed with the merger. In addition, non-tendering shareholders

Securities and Exchange Commission

December 13, 2005

may not receive payment for their securities for several months. It appears that unaffiliated shareholders who decide not to tender may be treated differently. Your fairness opinion should address each group of unaffiliated shareholders separately.

IDT has committed to effect the Merger if the Offer is consummated, regardless of whether or not it has waived the 90% condition. The consideration to be paid by IDT in the Merger will equal the Offer price (except for Shares with respect to which appraisal rights have been perfected). Accordingly, the only difference between the treatment of Net2Phone stockholders who tender in the Offer and those who do not will be the timing of the payment for their shares. The disclosure has been revised in response to this comment. See pages v to vi, 2 and 16 of the Offer to Purchase.

* * * *

Securities and Exchange Commission

December 13, 2005

If you have any questions regarding this letter or any matters concerning the filing referenced above, please contact me at (212) 715-9280.

Sincerely,

/s/ ABBE L. DIENSTAG

Abbe L. Dienstag

Enclosures

cc:	Ira A. Greenstein Ely Tendler, Esq. Dov Schwell, Esq.